

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 11, 2018

Mr. Brent Y. Suen
Chief Executive Officer
Weyland Tech, Inc.
85 Broad Street, 16-079
New York, NY  10004

> **Re:   Weyland Tech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-51815**

Dear Mr. Suen:

    We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief
                    Office of Consumer Products